Filed by Marvel Entertainment, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Securities Act File No.: 333-162063
Subject Company: Marvel Entertainment, Inc.
Exchange Act File No.: 1-13638

MARVEL REPORTS Q3 AND NINE MONTHS EPS OF $0.26 AND $1.20

New York, New York – November 3, 2009 -- Marvel Entertainment, Inc. (NYSE: MVL), a global character-based entertainment and licensing company celebrating the 70th anniversary of its founding, today reported operating results for its third quarter and nine months ended September 30, 2009.

Reflecting a lower level of feature film activity and related licensing compared to the year-ago period, Marvel reported Q3 2009 net sales of $105.7 million and net income of $20.4 million, or $0.26 per diluted share, compared to net sales of $182.5 million and net income of $50.6 million, or $0.64 per diluted share, in Q3 2008.  The anticipated year-over-year decline in net sales and net income principally reflects approximately $65 million in lower film revenues in Q3 2009 compared to the prior year period, as well as lower licensing segment net sales related to last year’s Iron Man and The Incredible Hulk feature films as well as the Spider-Man merchandising joint venture.

Marvel Entertainment, Inc. Segment Net Sales and Operating Income (Unaudited) (in millions)
		Three Months Ended September 30,		Nine Months Ended September 30,
		2009	2008	2009	2008
Licensing:	Net Sales	$48.9	$58.1	$181.5	$237.5
	Operating Income	37.5	42.5	130.5	205.4
Publishing:	Net Sales	32.0	34.0	89.5	92.3
	Operating Income	10.2	12.7	28.2	34.3
Film Production:	Net Sales	24.8	90.2	147.9	119.1
	Operating (Loss) Income	(2.3)	40.4	25.0	40.6
All Other:	Net Sales	-	0.2	-	3.0
	Operating (Loss)	(8.8)	(7.4)	(20.9)	(19.4)
TOTAL NET SALES		$105.7	$182.5	$418.9	$451.9
TOTAL OPERATING INCOME		$36.6	$88.2	$162.8	$260.9

Marvel's Chairman, Morton Handel, commented, “Despite the absence of any Marvel Studios feature film releases in 2009, Marvel continued to deliver solid operating performance across all our operating segments.  Anticipation for the high profile Iron Man 2 feature film continues to build, and we are focusing our efforts on the film’s May 2010 release and the related licensing opportunities.  At the same time, we are making solid progress on the development and pre-production of our Thor, The First Avenger: Captain America and The Avengers feature film projects.

“On August 31, 2009, The Walt Disney Company and Marvel agreed, subject to Marvel shareholder approval and other customary closing conditions, that Disney will acquire Marvel in a stock and cash transaction.  Disney is the ideal home to nurture and further develop the distinctive Marvel brands because of its ability to extend the breadth, diversity and global reach of Marvel-branded entertainment and consumer products.  We continue to expect this transaction will close by calendar year end.”

Third Quarter Segment Review:

•
As anticipated, Q3 2009 Licensing Segment net sales declined versus the year ago period, primarily due to the recognition in Q3 2008 of merchandise licensing revenue related to the Iron Man and The Incredible Hulk feature films, as well as a decrease in revenue from the Spider-Man merchandising joint venture.  Q3 2009 licensing segment net sales reflect a total contribution of $6.3 million from Hasbro, ($3.8 million within domestic consumer products and $2.5 million within international consumer products) compared to a total contribution from Hasbro of $12.0 million in the year ago period ($7.2 million in domestic consumer products and $4.8 million in international consumer products).  Licensing Segment operating income also declined in Q3 2009 to $37.5 million (an operating margin of 77%) principally reflecting the lower sales level.

Marvel Entertainment Reports Q3 2009 Results, 11/3/09	page 2 of 7

Marvel Entertainment, Inc. Licensing Sales by Division (Unaudited) (in millions)
	Three Months Ended		Nine Months Ended
	9/30/09	9/30/08	9/30/09	9/30/08
Domestic Consumer Products (1)	$25.6	$24.8	$95.9	$97.8
International Consumer Products	15.8	22.0	61.8	67.0
Spider-Man L.P. (Domestic and International)	2.4	8.1	10.3	50.9
Studio Licensing	5.1	3.2	13.5	21.8
Total Licensing Segment	$48.9	$58.1	$181.5	$237.5
 (1) Domestic Consumer Products includes substantially all of Marvel’s global interactive licensing business.

•
Q3 2009 Publishing Segment net sales declined 6%, or $2 million, compared to Q3 2008 and were in line with Q2 2009 net sales.  The year-over-year decline principally reflects $3.2 million in lower custom publishing and advertising revenue compared to the prior year period, partially offset by a year-over-year increase of $1.6 million in revenue from the book market.  Operating income declined by $2.5 million, or 19.7%, on a year-over-year basis, to $10.2 million and operating margin decreased to 32% in Q3 2009 versus 37% in Q3 2008, principally due to an increase in talent costs and the decrease in custom publishing which carries a higher margin.

•
Film Production Segment net sales declined to $24.8 million in Q3 2009 from $90.2 million in Q3 2008.  Net sales in Q3 2009 primarily reflect the recognition of revenues associated with the international pay TV window for Iron Man and the domestic pay TV window for The Incredible Hulk as well as contributions from DVD sales for both Iron Man and The Incredible Hulk.  Against these revenues Marvel amortized capitalized film production costs of $20.5 million.  Year-ago Q3 film production segment results reflected theatrical box office revenues from Iron Man and The Incredible Hulk and the opening of the home video window in certain international pre-sold territories for Iron Man.

•
In the All Other category, Marvel recorded Q3 2009 and Q3 2008 operating losses of $8.8 million and $7.4 million, respectively, reflecting respective corporate overhead expense of $9.5 million and $7.6 million.  Q3 2009 corporate overhead includes a provision of $2.9 million for transaction costs (principally legal fees) associated with Disney’s proposed acquisition of Marvel.

Balance Sheet and Cash Use Update:

As of September 30, 2009, Marvel had cash and cash equivalents of $109.6 million, restricted cash of $79.0 million and no outstanding borrowings under its $100 million line of credit.  Marvel’s outstanding film-facility borrowings increased to $21.5 million at September 30, 2009 compared to no outstanding film borrowings at June 30, 2009.  The quarterly sequential increase in film-facility borrowings reflects ongoing production funding for the Iron Man 2 feature film.

Marvel Entertainment Reports Q3 2009 Results, 11/3/09	page 3 of 7

Marvel Studios Entertainment Pipeline (scheduled release dates are subject to change)
Feature Films	Scheduled release date
Iron Man 2	May 7, 2010
Thor	May 20, 2011
The First Avenger: Captain America	July 22, 2011
The Avengers	May 4, 2012
Animated TV Series	Status
The Super Hero Squad	52, 30-minute episodes airing on Cartoon Network in the U.S. and launching on International broadcast channels in Q4 2009
The Avengers: Earth’s Mightiest Heroes	52, 30-minute episodes in production; timing and network TBD

Marvel Licensed Entertainment Pipeline (scheduled release dates are subject to change)
Feature Films	Scheduled Release Date
Spider-Man 4	May 6, 2011
Animated TV Series	Status
Black Panther	6, 30-minute episodes in production for BET; timing TBD
Fantastic Four: World’s Greatest Heroes	26, 30-minute episodes airing on Nicktoons in the U.S., various networks internationally and on Marvel.com and Marvelkids.com
Iron Man: Armored Adventures	52, 30-minute episodes. Episodes 1-26 are airing on Nicktoons in the U.S. and are on air internationally. Episodes 27-52 are currently in development
Spectacular Spider-Man	26, 30-minute episodes airing on Disney XD in the U.S. and on various networks internationally
Wolverine and the X-Men	52, 30-minute episodes. Episodes 1-26 are airing on Nicktoons in the U.S. and are on air internationally. Episodes 27-52 are currently in development
Marvel Anime: Iron Man	12, 30-minute episodes in production. Scheduled to launch on Animax in Japan in Q2 2010. Scheduled to launch in the U.S. in 2011
Marvel Anime: Wolverine	12, 30-minute episodes in production. Scheduled to launch on Animax in Japan in Q3 2010. Scheduled to launch in the U.S. in 2011
Licensed Broadway Musical	Status
Spider-Man, Turn off the Dark, Julie Taymor director; music & lyrics by U2’s Bono and The Edge	Opening Night TBD
Animated Direct-to-DVD Projects	Status
Planet Hulk	Production complete. Scheduled for February 2010 release
Thor: Tales of Asgard	Production complete. Release date TBD

Marvel Licensed Video Game Pipeline (scheduled release dates are subject to change)
Game / Publisher	Status
The Punisher: No Mercy / Zen	Released July 2, 2009
Marvel vs. Capcom 2 / Capcom	Released July 29, 2009 for X-Box console and August 13, 2009 for PS3 console
Marvel Ultimate Alliance 2 / Activision	Released September 15, 2009
Marvel Super Hero Squad / THQ	Released October 20, 2009
Iron Man 2 / Sega	Scheduled for April 2010 release
Thor / Sega	Scheduled for May 2011 release
Captain America / Sega	Scheduled for July 2011 release

Marvel Entertainment Reports Q3 2009 Results, 11/3/09	page 4 of 7

About Marvel Entertainment, Inc.
Marvel Entertainment, Inc. is one of the world's most prominent character-based entertainment companies, built on a proven library of over 5,000 characters featured in a variety of media over seventy years.  Marvel utilizes its character franchises in licensing, entertainment (via Marvel Studios and Marvel Animation) and publishing (via Marvel Comics).  Marvel's strategy is to leverage its franchises in a growing array of opportunities around the world, including feature films, consumer products, toys, video games, animated television, direct-to-DVD and online.  For more information visit www.marvel.com.

Except for any historical information that they contain, the statements in this news release regarding Marvel’s plans are forward-looking statements, including statements relating to (i) the ability to further develop the Marvel brand as a result of the proposed merger with The Walt Disney Company, (ii) the closing of the Disney merger and the expected timing of that closing and (iii) Marvel’s future movie, television, theatrical and game releases.  These forward-looking statements are subject to certain risks and uncertainties, including those related to Marvel’s exposure to the current economic recession, exposure to tightening credit markets, financial difficulties of Marvel’s licensees, a decrease in the level of media exposure or popularity of Marvel’s characters, changing consumer preferences, delays and cancellations of movies and television productions based on Marvel characters, Marvel Studios’ potential inability to attract and retain creative talent, key film talent’s potentially becoming incapacitated or suffering reputational damage, the potential lack of popularity of Marvel’s films, union activity or other events which could interrupt film production, including strikes by Hollywood writers, directors and actors, piracy of films and related products, Marvel Studios’ dependence on a single distributor for each self-produced film, a possible default by the lending banks in our film facility and the risks relating to the proposed merger with The Walt Disney Company as outlined under the heading “Risk Factors” in Amendment No. 1 to the Form S-4 filed by The Walt Disney Company on October 27, 2009 (the “Disney S-4”).

These and other risks and uncertainties are described under the headings “Risk Factors” and Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Marvel’s filings with the Securities and Exchange Commission, including Marvel’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  As noted above, certain risks relating the Marvel’s proposed merger with Disney are described in the Disney S-4.  Marvel assumes no obligation to publicly update or revise any forward-looking statements.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Disney filed a Registration Statement on Form S-4 with the SEC on September 22, 2009, as amended on October 27, 2009, that includes a preliminary proxy statement of Marvel that also constitutes a preliminary prospectus of Disney. These materials are not yet final and will be further amended. Marvel will mail the proxy statement/prospectus to its stockholders once it is final. Investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, including the definitive proxy statement/prospectus when it becomes available, free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Marvel’s proxy solicitor, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016 or by calling Mackenzie Partners, Inc. at (800) 322-2885 (toll free) or (212) 929-5500 (call collect).

Disney, Marvel, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Marvel is set forth in the preliminary proxy statement/prospectus contained in the Registration Statement on Form S-4 (Amendment No. 1) filed by Disney on October 27, 2009.  Information about the directors and executive officers of Disney is set forth in its definitive proxy statement, which was filed with the SEC on January 16, 2009.

For further information contact:
Rob Steffens – SVP Financial Planning	David Collins, Richard Land
Marvel Entertainment, Inc.	Jaffoni & Collins
(310) 220-8932	212/835-8500
rsteffens@marvel.com	mvl@jcir.com

Marvel Entertainment Reports Q3 2009 Results, 11/3/09	page 5 of 7

MARVEL ENTERTAINMENT, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
	(in thousands, except per share amounts)

Net sales	$105,663	$182,499	$418,893	$451,925

Costs and expenses:
Cost of revenues (excluding depreciation expense)	35,844	60,351	153,454	108,175
Selling, general and administrative	33,633	35,596	105,777	104,175
Depreciation and amortization	401	401	1,057	1,164
Total costs and expenses	69,878	96,348	260,288	213,514
Other income	855	2,051	4,179	22,481
Operating income	36,640	88,202	162,784	260,892
Interest expense	2,736	5,656	9,103	14,228
Interest income	155	870	481	2,812
(Loss) gain on repurchase of debt	–	(417)	–	1,916
Income before income tax expense	34,059	82,999	154,162	251,392
Income tax expense	13,139	30,239	57,978	94,423
Net income	20,920	52,760	96,184	156,969
Noncontrolling interest in consolidated Joint Venture	504	2,134	2,265	14,441
Net income attributable to Marvel Entertainment, Inc.	$20,416	$50,626	$93,919	$142,528

Basic and diluted earnings per share:
Net income attributable to Marvel Entertainment, Inc.	$20,416	$50,626	$93,919	$142,528
Weighted average shares outstanding:
Weighted average shares for basic earnings per share	78,018	78,403	78,090	77,946
Effect of dilutive stock options and restricted stock	619	514	446	652
Weighted average shares for diluted earnings per share	78,637	78,917	78,536	78,598
Earnings per share, attributable to Marvel Entertainment, Inc.:
Basic	$0.26	$0.65	$1.20	$1.83

Diluted	$0.26	$0.64	$1.20	$1.81

Marvel Entertainment Reports Q3 2009 Results, 11/3/09	page 6 of 7

MARVEL ENTERTAINMENT, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	September 30,	December 31,
	2009	2008
	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$109,604	$105,335
Restricted cash	37,266	12,272
Short-term investments	–	32,975
Accounts receivable, net	28,853	144,487
Inventories, net	12,356	11,362
Income tax receivable	–	2,029
Deferred income taxes, net	27,959	34,072
Prepaid expenses and other current assets	8,442	5,135
Total current assets	224,480	347,667

Fixed assets, net	4,523	3,432
Film inventory, net	217,416	181,564
Goodwill	346,152	346,152
Accounts receivable, non–current portion	5,157	1,321
Income tax receivable, non–current portion	6,264	5,906
Deferred income taxes, net – non–current portion	22,458	13,032
Deferred financing costs, net	2,075	5,810
Restricted cash, non–current portion	41,742	31,375
Other assets	5,801	455
Total assets	$876,068	$936,714

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,609	$2,025
Accrued royalties	84,355	76,580
Accrued expenses and other current liabilities	40,183	40,635
Income tax payable	4,926	–
Deferred revenue	73,159	81,335
Film facility	–	204,800
Total current liabilities	204,232	405,375
Accrued royalties, non-current portion	556	10,499
Deferred revenue, non-current portion	87,438	48,939
Film facility, non-current portion	21,537	8,201
Income tax payable, non-current portion	71,597	59,267
Other liabilities	13,811	8,612
Total liabilities	399,171	540,893

Commitments and contingencies

Marvel Entertainment, Inc. stockholders’ equity:
Preferred stock, $.01 par value, 100,000,000 shares authorized, none issued		–
Common stock, $.01 par value, 250,000,000 shares authorized, 134,704,780 issued and 78,021,369 outstanding in 2009 and 134,397,258 issued and 78,408,082 outstanding in 2008	1,347	1,344
Additional paid-in capital	754,621	750,132
Retained earnings	649,044	555,125
Accumulated other comprehensive loss	(4,457)	(4,617)
Total Marvel Entertainment, Inc. stockholders’ equity before treasury stock	1,400,555	1,301,984
Treasury stock, at cost, 56,683,411 shares in 2009 and 55,989,176 shares in 2008	(921,700)	(905,293)
Total Marvel Entertainment, Inc. stockholders’ equity	478,855	396,691
Noncontrolling interest in consolidated Joint Venture	(1,958)	(870)
Total equity	476,897	395,821
Total liabilities and equity	$876,068	$936,714

Marvel Entertainment Reports Q3 2009 Results, 11/3/09	page 7 of 7

MARVEL ENTERTAINMENT, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine Months Ended
	September 30,
	2009	2008
	(in thousands)
Cash flows from operating activities:
Net income	$96,184	$156,969
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,057	1,164
Amortization of film inventory	110,422	65,599
Provision for doubtful accounts	218	–
Gain on repurchase of debt	–	(1,916)
Amortization of deferred financing costs	3,735	3,736
Unrealized gain on interest rate cap and foreign currency forward contracts	(635)	(253)
Non-cash charge for stock-based compensation	6,051	4,743
Excess tax benefit from stock-based compensation	(551)	(9,013)
Impairment of long-term assets	3,906	1,663
Deferred income taxes	(3,325)	(16,592)
Changes in operating assets and liabilities:
Accounts receivable	111,580	(4,915)
Inventories	(994)	(852)
Prepaid expenses and other current assets	(3,307)	(802)
Film inventory	(150,081)	(48,220)
Other assets	(3,111)	(3,346)
Deferred revenue	30,323	(5,085)
Income taxes payable	19,303	58,847
Accounts payable, accrued expenses and other current liabilities	(154)	(14,954)
Net cash provided by operating activities	220,621	186,773

Cash flows from investing activities:
Purchases of fixed assets	(2,247)	(441)
Sales of short-term investments	32,983	66,055
Purchases of short-term investments	(8)	(45,039)
Acquisition of other intangibles	(1,600)	–
Change in restricted cash	(35,361)	1,270
Net cash (used in) provided by investing activities	(6,233)	21,845

Cash flows from financing activities:
Borrowings from film facilities	33,037	75,600
Repayments of film facilities	(224,501)	(180,509)
Distributions to the noncontrolling interest in consolidated Joint Venture	(3,309)	(15,135)
Purchases of treasury stock	(16,407)	(9,945)
Exercise of stock options	483	8,285
Excess tax benefit from stock-based compensation	551	9,013
Net cash used in financing activities	(210,146)	(112,691)

Effect of exchange rates on cash	27	(275)
Net increase in cash and cash equivalents	4,269	95,652
Cash and cash equivalents, at beginning of period	105,335	30,153
Cash and cash equivalents, at end of period	$109,604	$125,805

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